United States securities and exchange commission logo





                                November 8, 2022

       Lewis Silberman
       Co-Chief Executive Officer
       GSR II Meteora Acquisition Corp.
       840 Park Drive East
       Boca Raton, Florida 33432

                                                        Re: GSR II Meteora
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 5,
2022
                                                            File No. 001-41305

       Dear Lewis Silberman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Proxy Statement filed on October 5, 2022

       General

   1. We note your disclosure that Bitcoin Depot operates cash-to-cryptocurrency BTMs.
                                                        Please clarify if your
BTMs offer only the one-way exchange of cash-to-cryptocurrency and, to the extent
applicable, please provide detailed disclosure regarding any additional exchange
services that your BTMs offer.
       Certain Defined Terms, page 3

   2. Please clarify the distinction, if any, in the terms you use to refer to crypto assets, and add the terms
"cryptocurrency" and "digital assets" to your list of defined terms on page 2.
If
                                                        there is no
distinction, please revise the filing to use a single defined term throughout.
 Lewis Silberman
FirstName LastNameLewis
GSR II Meteora AcquisitionSilberman
                           Corp.
Comapany 8,
November   NameGSR
             2022    II Meteora Acquisition Corp.
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Questions and Answers About the Proposals for PubCo Stockholders
Q: What equity stake will current PubCo stockholders, the Sponsor and BT Assets hold in
PubCo..., page 19

3. Please revise the "fully diluted" share ownership table on page 20 to include all potential sources of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the impact of any PIPE investments and any
         Incentive Issuances.
Q: What interests do the current officers and directors of PubCo have in the business combination?, page 24

4. Please revise to quantify the aggregate dollar amount and describe the nature of what the
         Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if appropriate.
Q: Do I have redemption rights?, page 25

5. We note that the Sponsor and PubCo's directors and officers have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
Summary of the Proxy Statement
Regulatory Matters, page 36

6. Please discuss, including quantitatively if possible, how the regulatory environment in which you operate has driven operating costs and strategy with respect to where you operate and what crypto assets you support through your BTMs and BDCheckout.
         Similarly revise the applicable risk factors and your Business section.
Board of Directors of PubCo Following the Business Combination, page 41

7. We note your statement that "PubCo expects to be a controlled company within the meaning of the Nasdaq corporate governance standards, and may elect not to comply with certain Nasdaq corporate governance requirements." Please confirm whether you intend to opt out of any corporate governance requirements under the Nasdaq Market Rules as a result of being a "controlled company".
Summary Unaudited Pro Forma Condensed Combined Financial Information , page 50

8. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a
 Lewis Silberman
GSR II Meteora Acquisition Corp.
November 8, 2022
Page 3
         percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Risk Factors, page 54

9. We note that you include various references to insurance coverage in your risk factors section. Under an appropriately captioned heading, please disclose the types of insurance coverage you carry, including any insurance that you or the third-party custodians with which you transact carry covering crypto assets held on your behalf or on behalf of customers. Please disclose the amount of coverage, term, termination provisions, renewal options and limitations on coverage. To the extent you or the third-party custodians with which you transact do not carry insurance covering crypto assets, please revise your disclosure to so clarify and expand your risk factor disclosure as appropriate. In addition, we note your disclosure on page 56 that you may self-insure against certain business risks and expenses where you believe you can adequately self-insure against the anticipated exposure and risk or where insurance is either not available or deemed not cost-effective.
         Please expand your disclosure to describe the risks that you may self-insure against.
Major bank failure or sustained financial market illiquidity..., page 69

10. We note your disclosure under this heading that a "substantial portion of [y]our cash, cash equivalents and interest-bearing deposits are either held at banks that are not subject to insurance protection against loss or exceed the deposit insurance limit." Please revise to quantify the amount of your cash, cash equivalents and interest-bearing deposits that you are referring to.
We depend on major mobile operating systems and third-party platforms..., page
72

11. We note your disclosure under this heading that you rely on third-party platforms for the distribution of certain products and services and that "these distribution platforms often contain restrictions related to digital assets that are uncertain, broadly construed, and can limit the nature and scope of services that can be offered." Please expand your disclosure to explain the restrictions to which you are referring which could result in you no longer being able to offer your products and services through such platforms. Risks Related to Government Regulation and Privacy Matters, page 73

12. We note that you are currently licensed to operate as a money transmitter in nine U.S.
       states, Puerto Rico and the District of Columbia and that you operate in 47 states. Please identify the nine states in which you are currently licensed to operate as a money transmitter, and identify any states in which you have a money transmitter license
FirstName LastNameLewis Silberman
       application pending. Please also confirm whether you believe you are not required to
Comapany    NameGSR
       obtain  a money II  Meteora Acquisition
                        transmitter              Corp.
                                    license in the other jurisdictions in which
you operate, or
       confirm   what actions
November 8, 2022 Page 3       you  are taking to obtain any required licenses.
FirstName LastName
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GSR II Meteora AcquisitionSilberman
                           Corp.
Comapany 8,
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The status of various cryptocurrencies as a "security" is subject to a high degree of uncertainty..., page 81

13. We note your statements that "the legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that may evolve over time,"
         that "[t]he SEC generally does not provide advance guidance" and that "it is difficult to predict the direction or timing of any evolution in regulations." Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and SEC staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
Many of our kiosks and key components to these kiosks are procured from a single or limited number of suppliers..., page 82

14. We note your disclosure that you have a significant vendor from which you purchase substantially all of your kiosks and from which you license related technology and that the term of the agreement with this vendor continues for as long as you retain ownership or use of the kiosks you purchased, unless otherwise terminated due to a breach. Please revise to clarify what would constitute a breach.
Risks Related to Management and Employees, page 83

15. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination, and include this discussion in the section "Proposal No. 1 - The Business Combination Proposal -
         PubCo's Board of Directors' Reasons for the Approval of the Business Combination" on
         page 146.
16. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Risks Related to GSRM and the Business Combination, page 97

17. Please specifically highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
18. Please expand your discussion of the material risks to public warrant holders to include those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
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FirstName LastNameLewis
GSR II Meteora AcquisitionSilberman
                           Corp.
Comapany 8,
November   NameGSR
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19. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business
         combination. Disclose if the SPAC   s sponsors, directors, officers or
their affiliates will
         participate in the private placement.
Business of Bitcoin Depot, page 220

20. We note your disclosure that your BDCheckout locations are sourced and connected through your relationship with a leading payment processing provider. Please revise your disclosure to identify the payment processing provider to which you refer.
Our Products, page 222

21. We note your statement on page 223 that "based on historical enforcement actions and existing regulations and laws, we believe that our activities and the cryptocurrencies that we sell (Bitcoin, Litecoin and Ethereum) do not subject us to SEC regulation, and thus we believe we are not required to be registered with the SEC to sell such cryptocurrencies at our BTMs and via BDCheckout. Please revise to disclose the policies and procedures you have in place which allow you have made this determination and advise us as to whether
         (and, if so, how) you have evaluated the characterization of Ether in light of the recent
         Ethereum merge. In addition, please revise to clarify, if accurate, that such processes are risk-based judgments made by the company and not a legal standard or determination binding on any regulatory body or court.
22. Please provide a complete description of typical purchase and sale transactions at a
         Bitcoin Depot BTM. In particular, please:
             At each stage of the transaction, identify who has custody of any funds going out to fund a transaction;
             At each stage of the transaction, identify who has custody of any asset, digital or
             otherwise, that goes back to a customer   s brokerage account;
             Please clarify whether, in a user purchase transaction, the crypto assets distributed to a BTM user are held in a Bitcoin Depot wallet or are purchased on an exchange or from a liquidity provider at the time of order;
             Please clarify whether, in a user sale transaction, the crypto assets purchased from a
             BTM user are held in a Bitcoin Depot wallet or are immediately offered for sale on an exchange or to a liquidity provider; and
             Clarify the extent of regulatory approvals to perform these tasks.
23. Please revise this section to discuss in greater detail your custodial practices for crypto assets. To provide more clarity, please address the items below:
             briefly discuss how you determine what portion of the crypto assets are held in hot wallets and cold wallets, respectively;
             disclose the geographic location where the crypto assets are held in cold wallets and how the private keys are located;
             identify the person(s) that have access to the digital assets and whether any persons
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GSR II Meteora AcquisitionSilberman
                           Corp.
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             2022    II Meteora Acquisition Corp.
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              (e.g., auditors, etc.) are responsible for verifying the existence thereof. Also clarify whether any insurance providers have inspection rights associated with the digital assets held in storage;
                identify the person(s) that have the authority to release the proceeds from your wallets; and
                briefly discuss how the existence, exclusive ownership and software functionality of private cryptocurrency keys and other ownership records are validated by the relevant parties.
24. We note your disclosure that kiosk users can "create and use a Bitcoin Depot-branded wallet (un-hosted and non-custodial)." Please fully describe the nature of Bitcoin Depot-
         branded wallets, including the procedure by which a user creates the wallet, what app or other means through which users can access the wallet, how private keys are transmitted to users, and whether Bitcoin Depot is liable or responsible for any losses users may experience.
25. We note that your kiosks are manufactured and supplied by ATM companies, including
         Genmega. Please provide a breakdown of your kiosks by manufacturer, and confirm whether your relationship with any manufacturer is material.
26. Please provide a description of the differences between a BDCheckout transaction and a kiosk transaction, including any fees payable to third parties and a comparison of the costs and relative profitability of the two products.
27. We note your disclosure on page 223 that as of June 30, 2022, your contracts with your top 10 retail partners had a weighted average remaining life of 2.8 years. Please identify your top 10 retail partners, the total revenues derived from each partner and the remaining life for each of these contracts. In addition, we note your disclosure throughout that your
         BDCheckout product is available at 8,000 "well-known retail locations." Please revise your disclosure to clarify what you mean by "well-known retail locations."
Our Competitive Strengths, page 225

28. We note your statement on page 226 that you "have invested in and maintain robust, multi-layer compliance procedures to evaluate potential users, open user accounts and monitor transactions at [y]our BTMs." Please revise to describe your AML/KYC procedures, including how users are verified at the kiosk, and describe any challenges with kiosk-based verification given your use of and connectivity with non-hosted, non-
         custodial wallets, which are more anonymous and harder to verify.
29. We note your disclosure that you maintain a relatively low balance of crypto assets at any given time from which you satisfy your users' demand from kiosk or BDCheckout transactions and that as you send users crypto assets, you will immediately replenish your crypto asset balance. Please revise to clarify what you mean by a "relatively low balance of crypto assets at any given time" and to clarify how long you hold the crypto assets in which you transact.
 Lewis Silberman
FirstName LastNameLewis
GSR II Meteora AcquisitionSilberman
                           Corp.
Comapany 8,
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             2022    II Meteora Acquisition Corp.
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30. We note your disclosure that your compliance team routinely rejects user applicants that fail authentication requirements, and bans users who violate the terms of service from transacting at our kiosks and via BDCheckout. Please revise to quantify how frequently your compliance team rejects user applicants and bans users. In addition, please revise to disclose the "terms of service" to which you refer.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Bitcoin Depot, page 233

31. We note your disclosure that you use a sophisticated cryptocurrency replenishment process to reduce your exposure to volatility in cryptocurrency prices and maintain a relatively low balance of cryptocurrency at any given time. Please tell us, and revise your next amendment, to provide a clear and concise discussion of the working capital requirements needed to enter into the required buying and selling of digital assets inventories necessary to support the customer requested order fulfillment activities received through both the ATM and BDCheckpoint transactions.
32. In your reconciliation for 'Adjusted Gross Profit,' we noted that you reconcile from
         'Adjusted Gross Profit,' the Non-GAAP indicator, to 'Gross Profit,' the GAAP measure.
         This represents a prominence issue. Please revise your next amendment to reconcile from the GAAP measure to the Non-GAAP indicator. Refer to Question 102.10 in the SEC's
         Non-GAAP Financial Measures Compliance & Disclosure Interpretations.
33. We note on page 151 Bitcoin's revenue assumptions reflect historical actual average performance of transaction volume in each deployed kiosk for the first 24 months. Please revise your discussion of revenues to quantify and explain this historic average monthly performance per Bitcoin kiosk for each period presented to disclose the trends that support your current and future transaction volume.
34. We note your various disclosures regarding how you determine the prices used in your cryptocurrency transactions. Please revise to also disclose the following:
             How you determine your flat fees;
             Whether the cryptocurrency prices include markups;
             Whether pricing differs between the customer   s use of a Bitcoin
Depot BTM or the
             BDCheckout product;
             Differences in the pricing components of trades for user purchase versus user sales transactions; and
             How your markups differ between digital assets and your other transactions.
35. If material, please revise to disclose the markups recognized in each period presented, and whether your markups are dependent upon the type of crypto asset purchased or sold.
Our Business Model, page 233

36. Please disaggregate and quantify your transaction volume by year for the periods presented.
 Lewis Silberman
GSR II Meteora Acquisition Corp.
November 8, 2022
Page 8
Key Factors Affecting Our Performance, page 234

37. We note your statement that your "business is dependent on the broader use and adoption of cryptocurrencies, which can to an extent be impacted by the spot price of the cryptocurrencies [you] sell (including Bitcoin, Litecoin, and Ethereum)." Please confirm whether you sell crypto assets other than Bitcoin, Litecoin and Ethereum. Please also quantify the transaction volume for each of the crypto assets in which you transact for the periods presented.
Key Business Metrics, page 235

38. To the extent available, please provide a discussion of a metric such as average monthly transaction volume per kiosk to provide a sense of per-kiosk profitability, and provide a discussion of trends.
Components of Results of Operations, page 237

39. Please revise to discuss the purchase activities of crypto assets for each of the periods presented by asset type and discuss the working capital required to exercise these activities.
Summary of Critical Accounting Policies, page 244

40. We note that your statement that "We determine the fair value of our Bitcoin, Litecoin and
         Ethereum on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices on the Coinbase exchange, the active exchange that we have determined is our principal market (Level 1 inputs)." Please confirm whether
         Bitcoin Depot transacts with other exchanges, and whether you have any formal arrangements with Coinbase or any other exchanges, or any liquidity providers such as
         Cumberland DRW, including the material terms of such arrangements regarding order flow or other terms that could impact pricing for users.
Unaudited Interim Financial Statements of GSR II Meteora Acquisition Corp. Notes to Financial Statements
Note 7. Redeemable
FirstName            Class ASilberman
           LastNameLewis     Common Stock and Stockholders' Equity, page F-35
Comapany
41.       NameGSR
     Please           II with
             provide us  Meteora
                              yourAcquisition Corp.
                                   analysis under ASC 815-40 to support your
accounting
     treatment
November        forPage
          8, 2022   the Private
                        8       Warrants as equity.
FirstName LastName
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FirstName LastNameLewis
GSR II Meteora AcquisitionSilberman
                           Corp.
Comapany 8,
November   NameGSR
             2022    II Meteora Acquisition Corp.
November
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Lux Vending, LL (DBA Bitcoin Depot) Consolidated Financial Statements Consolidated Statements of Cash Flows For The Years Ended December 31, 2021 and 2020,
page F-43

42. We note you had purchases of services in digital assets of $2.4 million, $6.1 million, and
         $3.5 million in 2022, 2021, and 2020, respectively. Please provide a thorough description of the nature, type, and substance of expenses paid to vendors through the issuance of digital assets.
Notes to Consolidated Financial Statements December 31, 2021 and 2020
Summary of Significant Accounting Policies
(e) Digital Assets, page F-46

43. We note your disclosure that you perform impairment testing on digital assets on an annual basis, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Please tell us, and revise your next amendment, to disclose in greater detail the frequency of impairment testing in the periods presented. If impairment testing was done annually in the periods presented, tell us how that impairment testing period is appropriate given the nature price changes in digital assets.
44. We note your disclosure that your digital assets are comprised "primarily" of Bitcoin,
         Litecoin, and Ethereum. Please revise your next amendment to disclose, including quantitatively, if you hold or transacted in any other digital assets other than the three listed in the periods presented.
45. Please reconsider the appropriateness of your statement that there is no official guidance for the accounting for digital assets. We observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions.
46. We note that you hold digital assets for two purposes: (1) to sell to customers in exchange for cash, and (2) for investment purposes. Please provide the following:
             Revenues and cost of revenues for digital assets held for sale to customers in exchange for cash and held for investment purposes; and
             A rollforward of digital assets held for sale to customers in exchange for cash and held for investment purposes by each specific type of digital asset (BTC, LTC, ETH)
              in the periods presented.
47. Please tell us the accounting literature followed when making the determination that the indefinite-lived intangible assets would be recorded on your consolidated balance sheet on a first-in, first-out ("FIFO") basis. In addition, tell us any alternative methodologies you considered and why you believe FIFO is a more appropriate measurement methodology.
48. We note your disclosure on page F-46 that you, "in limited cases, allow customers to sell these types of digital assets." Please clarify this disclosure, specifically addressing if you
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GSR II Meteora AcquisitionSilberman
                           Corp.
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November   NameGSR
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         purchase digital assets from customers through your ATMs or through the BDCheckout product.
(i) Revenue Recognition, page F-48

49.      We note you launched BDCheckout in the second quarter of 2022 and have
8,395
         locations at June 30, 2022. Please revise your next amendment to specifically discuss your revenue recognition policy for BDCheckout revenues.
50. We note you acquired BitAccess in July 2021. Please revise your next amendment to describe in greater detail your revenue recognition policies for BitAccess hardware and software revenues.
51. Please tell us what constitutes the 'OTC and other revenue' in the periods presented and your revenue recognition policy for these revenues.
52. We note your disclosure on pages F-49 and F-77 that revenues from software services is settled in digital assets. Please tell us the following for these transactions:
             when ownership or control is determined to have transferred;
             how the price of the digital asset is determined;
             the types of digital assets received in these transactions;
             how the Company uses these digital assets once received;
             use or reliance on third parties at any stage of the process; and whether the Company acts as a custodian or holds any digital assets off balance sheet
              at any point in the process.
53. We note your disclosures regarding the Company's policy for providing a mark-up.
         Please tell us, and revise your amendment, to discuss the following:
             Disclose the mark-up revenue recognized in the periods presented; Tell us if the mark-up is dependent on the type of digital asset sold;
             Disclose the average mark-up by digital asset in the periods presented; and
             Tell us if the Company has sold digital assets at a loss due to price volatility exceeding the amount of the mark-up. To the extent that this has occurred, tell us your consideration of recognizing an impairment charge prior to the sale occurring.
54. Please tell us, and revise your next amendment, to discuss how the prices utilized in digital asset transactions are determined. Indicate if the process for determining the prices utilized are different for ATM or BDCheckout transactions.
(j) Cost of Revenue, page F-49

55. Please revise to disclose, in tabular format, a breakout of the cost of revenue line item by specific cost type (i.e. cost of digital assets, fees paid to obtain digital assets, etc.) for the periods presented. Please discuss any material changes in specific costs items in MD&A.
56. Please tell us how you concluded that it is appropriate to include the gain on sales of digital assets held for investment in cost of revenue. Please reference the GAAP authoritative literature you used to make this determination.
 Lewis Silberman
GSR II Meteora Acquisition Corp.
November 8, 2022
Page 11
(n) Fair Value of Financial Instruments, page F-51

57. Please revise your next amendment to provide all of the disclosures in ASC 820-10-50-2.
         See example disclosure in ASC 820-10-55-100 through 104.
Note 5. Restatement, page F-54

58. Please revise your next amendment to include additional details related to correction adjustments (a), (b), (c), and (d). Specifically, include more information as to what each error relates to, how each error was determined, and the specific details related to how the correction amounts were determined that lead to the total as adjusted amount.
Note 7. Digital Assets, page F-58

59. Please revise to expand your rollforward of digital assets to provide by digital asset type
         (BIT, LTC, ETH).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact David Irving at 202-551-3321 or Bonnie Baynes at 202-551-4924 if
you have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 202-551-4162 or J. Nolan McWilliams, Acting Legal Branch
Chief, at 202-551-3217 with any other questions.



FirstName LastNameLewis Silberman                              Sincerely,
Comapany NameGSR II Meteora Acquisition Corp.
                                                               Division of
Corporation Finance
November 8, 2022 Page 11                                       Office of
Finance
FirstName LastName